Sykes Financial Services, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Members' equity:		$ 27,140.00
Non-allowable assets:		
Prepaid assets	3,813.00	
Fixed Assets	0.00	
Accounts receivable – other	83.00	(3,896.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 23,244.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 49.96
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 12,244.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 748.76
Percentage of aggregate indebtedness to net capital	3.22%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 23,244.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	23,244.00
Reconciled Difference	$ (0.00)

See accountant's audit report